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Women-owned
Verón

Bakery

601 S. Los Angeles St
Los Angeles, CA 90017
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Data Room
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Verón is seeking investment to open our Brick & Mortar location.
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INVESTOR PERKS

Verón is offering perks to investors. You earn perks based on your total investment amount in this business.

12 Pack Box of Macarons Invest $1,000 or more to qualify. 10 of 10 remaining

We will ship you a 12-pack box of our macarons for you to enjoy the product you're investing in.

WHO WE ARE

Verón was created by founder Shera Fournier to satisfy her sweetest indulgences while honoring her deeply held values of respecting all living beings. French macarons are a nearly 200-year-old delicacy of Parisian tea rooms, their legacy stemming from a uniquely light texture in a bite-sized cookie.

Verón launched in September 2020, solely online and within 6 months expanded to pop-ups and wholesale.
Our goal is to successfully open the brick & mortar location in order to increase the retail side of the business and expand wholesale to 100 stores by the end of 2023.
Verón has an extensive product line of 18 regular macaron flavors in addition to monthly limited edition flavors added regularly. Merchandise is a quickly growing component of sales as well with candles, keychains, and cards.
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THE VERÓN DIFFERENCE
100% Vegan
Palm oil free
Gluten free
Artificial Color & Flavor Free
Corn Free
Soy Free
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THE SPACE

The Brick and Mortar will be a place for patrons to enjoy the full macaron experience with our A chic minimalist design. It will also serve to support our continued efforts to bring healthy, Vegan options to our neighborhood and support our philanthropic efforts within the communtity.

THE TEAM
Shera Fournier

CEO and Founder

Shera Fournier previously built and ran other businesses in the food and beverage and education industries. She has a degree in Applied Mathematics and 6 years of experience working for an Actuarial Consulting Firm as a Statistical Consultant.

PRESS

Verón Is Opening a Vegan Macaron Shop Downtown Los Angeles

The storefront will stock over 18 macaron flavors and a full coffee program.

VERON PITCH DECK

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Design and Construction $20,000

Tools and Equipment $10,000

Hire and Train Staff $5,600

Marketing for Store Launch $2,000

Mainvest Compensation $2,400

Total $40,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $400,000 $440,000 $470,800 $494,340 $509,170

Cost of Goods Sold $60,000 $66,000 $70,620 $74,151 $76,375

Gross Profit $340,000 $374,000 $400,180 $420,189 $432,795

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227

Utilities $6,000 $6,150 $6,303 $6,460 $6,621

Salaries $150,000 $165,000 $176,550 $185,377 $190,938

Insurance $10,000 $10,250 $10,506 $10,768 $11,037

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518

Equipment Payments $7,000 $7,175 $7,354 $7,537 $7,725

Outstanding Loan Payments $24,000 $24,600 $25,215 $25,845 $26,491

Operating Profit $73,000 $89,075 $100,709 $108,822 $112,720

This information is provided by Verón. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Veron Business Plan - July 2022.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends September 30th, 2022

Summary of Terms

Legal Business Name Veron LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 3%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Historical milestones

Veron has been operating since September 2020 and has since achieved the following milestones:

Opened based out of Los Angeles, CA

Shipped our product to every state nationwide including AK and HI.

Wholesaled our product to over 20 retailers around the country.

Achieved revenue of $10,000 in 2020, which then grew to $130,000 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Veron forecasts the following milestones:

Open our Brick & Mortar at our secured lease in Los Angeles, CA by September 2022.

Hire for the following positions by September, 2022: Full time Baker, 2 Baristas

Achieve $400,000 revenue per year by 2023.

Achieve $100,000 profit per year by 2026.

Subsequent events to historical financials

Since the latest available financial statements of Veron, we have had the following material changes and trends:

Increase in costs relating to our Brick & Mortar opening.

Purchased $50,000 of equipment for Brick & Mortar location including and oven, espresso machine, and freezer.

Took out a loan for $36,000 to purchase the freezer, espresso machine and cover some costs for the Brick & Mortar including city fees and design costs.

Took out a loan for $24,000 to purchase our oven.

Took out a loan for $24,000 to purchase inventory and pay the rent at the Brick & Mortar location while we are not using the space

YTD sales for 2022 have increased over 50% from this time last year.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Veron to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Veron operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Veron competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Veron's core business or the inability to compete successfully against the with other competitors could negatively affect Veron's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Veron's management or vote on and/or influence any managerial decisions regarding Veron. Furthermore, if the founders or other key personnel of Veron were to leave Veron or become unable to work, Veron (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Veron and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Veron is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Veron might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Veron is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Veron

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Veron's financial performance or ability to continue to operate. In the event Veron ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Veron nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Veron will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Veron is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Veron will carry some insurance, Veron may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Veron could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Veron's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Veron's management will coincide: you both want Veron to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Veron to act conservative to make sure they are best equipped to repay the Note obligations, while Veron might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Veron needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Veron or management), which is responsible for monitoring Veron's compliance with the law. Veron will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Veron is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Veron fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Veron, and the revenue of Veron can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Veron to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a

representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Verón. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Verón isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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